Exhibit 99.1

Financial Performance

Income statement and cash flows

The Group's revenue in the first nine months of 2024 was EUR 163 million, an increase of EUR 72 million compared to the EUR 91 million revenue reported for the comparative period in 2023.

Amounting to EUR 90 million, the Group’s cost of sales for the first nine months of 2024 was EUR 49 million higher than the EUR 41 million reported for the comparative period in 2023, driven mainly by Wind Scylla and Wind Zaratan becoming part of the Group’s fleet.

The Group’s five operating vessels achieved a combined 61.4% utilisation rate for the first nine months of 2024, compared to 97% in the comparative period in 2023. During the first three months of 2024, both Wind Orca and Wind Osprey underwent main crane upgrades while Wind Zaratan underwent scheduled maintenance. In the third quarter, the Group’s combined utilisation rate was 86.5%.

The Group's EBITDA for the first nine months of 2024 was EUR 70 million, an increase of EUR 21 million compared to the EUR 49 million EBITDA reported for the same period in 2023, as disclosed in the Alternative Performance Measures (APM) section.

For the first nine months of 2024, the Group result was a profit of EUR 28 million, a decrease of EUR 2 million relative to the EUR 30 million profit reported for the comparative period in 2023. The year-on-year change in the Group’s result was driven principally by an increase in headcount and vessel depreciation as well as finance costs, which were partly offset by higher gross profit.

Net cash flow provided by operating activities was EUR 45 million in the first nine months of 2024, EUR 8 million lower than the EUR 53 million recorded for the comparative period in 2023 due to an increase in outstanding receivables, contract assets and prepayments, which was partially offset by increase in deferred charter income.

Net cash flow used in investing activities in the first nine months of 2024 was EUR 549 million, an increase of EUR 526 million compared to the EUR 23 million reported for the comparative period in 2023. The increase was driven by the final instalment of Wind Peak, crane upgrades and instalment payments for certain of the Group's vessels under construction.

Net cash flow provided by financing activities in the first nine months of 2024 was EUR 502 million, an increase of EUR 511 million compared to a net outflow of EUR 9 million reported for the comparative period in 2023. This was a result of the capital raised in the Group's February 2024 private placement of EUR 152 million (after transactional costs) and proceeds from borrowings of EUR 366 million (net of bank fees and repayments).

Outlook 2024

In the Group's Annual Report 2023, Cadeler provided guidance for the financial year ending 31 December 2024 indicating that full-year revenue was expected to fall within the range of EUR 225 million to EUR 245 million, while full-year EBITDA was expected to be between EUR 105 million and EUR 125 million. Cadeler today increases its revenue guidance for the financial year 2024, as it expects full-year revenue to fall within the range of EUR 243 million to EUR 253 million, principally due to clients calling more options under the Group's existing contracts than was previously assumed, higher vessel utilisation as a result of the Group having secured contracts for the provision of operations and maintenance services between installation projects, and the receipt of termination fees in respect of a vessel reservation agreement. In addition, Cadeler now revises and narrows its EBITDA guidance within the upper end of the range it has previously communicated, as it expects full-year EBITDA to range between EUR 115 million and 125 million.

Financial Performance

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Key figures	9M 2024	9M 2023[1]
EUR'000
Revenue	162,785	91,188
Gross profit	72,289	50,144
Operating profit	31,841	30,101
Net financials	(2,414)	98
Profit for the period	27,816	30,199

Cash flow provided by operating activities	44,770	52,848
Cash flow used in investing activities	(549,092)	(23,385)
Of which investment in property, plant and equipment	(549,197)	(25,154)
Cash flow provided by/(used in) financing activities	502,448	(9,066)
Net (decrease)/increase in cash and cash equivalents	(1,874)	20,397
Share related key figures
Earnings per share (EPS), EUR	0.08	0.15
Diluted earnings per share (diluted EPS), EUR	0.08	0.15
Operational metrics
Contracted days (no. of days)	700	530
Utilisation (%)	61.4%	97%

1 Consolidated figures for the nine months period ended 30 September 2023 comprised the Parent Company, Cadeler A/S, Wind Osprey Ltd, Wind Orca Ltd, Wind N1063 Ltd and Wind N1064 Ltd.

Financial Performance

Continued from previous page

Capital and assets

The Group's equity amounted to EUR 1,132 million as of 30 September 2024, reflecting an increase of EUR 173 million from the balance as of 1 January 2024 of EUR 959 million. The development in the Group's equity was driven by a net capital increase of EUR 152 million after transaction costs and a profit of EUR 28 million for the first nine months of 2024, partially offset by a loss of EUR 7 million from foreign currency translation adjustments and a EUR 1 million reduction in equity related to the share buy-back program initiated in July 2024.

As of 30 September 2024, the Group’s total assets amounted to EUR 1,828 million, a 46% increase for the reporting period. This increase was driven primarily by an increase in property, plant and equipment of EUR 527 million, which was attributable to the Group’s newbuild programmes, the last instalment of Wind Peak and main crane upgrades for the Group’s O-class vessels.

Key Figures	30 September 2024	31 December 2023
EUR'000
Total assets	1,827,571	1,252,560
Non-current asset	1,641,857	1,105,110
Total liabilities	695,171	293,519
Equity	1,132,400	959,041
Cash and cash equivalents	91,854	96,608
Financial ratios and operational metrics
Return on assets (%)	2.1%	1.6%
Return on equity (%)	2.7%	1.6%
Equity ratio (%)	62.0%	76.6%
Average number of employees[1]
Onshore	236	113
Offshore	351	182

The financial ratios and operational metrics are calculated in accordance with the terms and definitions set out in the Annual Report 2023 and in the Alternative Performance Measures section of the Interim Financial Report 2024 for the period from 1 January to June 2024.

1 Average number of full-time equivalent Cadeler employees for the reporting period. Figures do not include consultants or contractors. Eneti employees, both onshore and offshore, were incorporated into the Company at the end of December 2023. Thus, average number of full-time employees as of 2023 reflects the number of employees divided by 12 months. Eneti had 99 onshore full-time employees and 176 seafarers by the end of 2023.

Financial Performance

Continued from previous page

On 6 August 2024, the Group achieved the extension and increase of its New Debt Facility (RCF-B) and uncommitted guarantee lines. The extension of the RCF-B facility by 12 months, will provide the Company with additional financial flexibility to seize market opportunities, including by funding the purchase of mission equipment and increased working capital.

Further, the uncommitted guarantee line available to the Group has been increased from EUR 100 million to EUR 200 million, due to surging activity levels. Total drawings within the entire loan facility will offer a maximum of EUR 450 million until the maturity of the RCF-B and thereafter a maximum of EUR 350 million for the remaining period of the loan facility.

On 12 August 2024, the Company requested the utilisation of EUR 210 million under the P-Class Facility to finance the final instalment for Wind Peak, which was delivered on schedule on 16 August 2024.

On 16 August 2024, the Company successfully refinanced the USD 436 million Senior Secured Green Term Loan Facility (M-Class Facility) previously entered into by Eneti Inc. (“Eneti”) in respect of the two M-Class new builds the Group acquired upon the completion of its business combination with Eneti. The replacement facilities – one for each M-Class vessel (M-Class Facility I and M-Class Facility II) – have been entered into on materially improved terms, reflecting Cadeler’s strong credit story and strengthened market position. This refinancing, supported by a broad banking group as well as several export credit agencies, secures an aggregate of up to EUR 420 million in post-delivery financing.

On 26 August 2024, the Company has further increased the capacity available to it under its unsecured corporate term loan facility (HoldCo Facility), with the lender commitments thereunder increased by EUR 45 million, bringing the total capacity available to the Group thereunder to EUR 125 million.

Further debt financing will be required from Q4 2025 for milestone payments for the A-Class newbuilds. The Company is currently in discussions with its banking group towards securing funds, including with the support of export credit agencies. The Cadeler Group’s management expects to require EUR 752 million of additional debt funding in total for the A-Class newbuilds.

As of 30 September 2024
EUR Millions	Utilised	Repayments	Unutilised
Secured
New Debt Facility (RCF + term loan)	262	(3)	188
New Debt Facility - Guarantee	60	-	90
Total New Debt Facility	322	(3)	278
P-Class Facility[1]	210	-	211
M-Class Facility I & II	-	-	420
Unsecured
HoldCo Facility	125	-	-
Total (excluding Guarantee facility)	597	(3)	819

1 For the P-Class Facility, up to EUR 425 million, EUR 214 million was available for Wind Peak of which EUR 210 mil-lion has been utilised.

Financial Performance

Continued from previous page

Order backlog

Cadeler’s order book for 2024 is substantially filled. As of 26 November 2024, notable contracts signed since 30 June 2024 include:

•	On 30 September 2024, Cadeler A/S signed firm contracts with the offshore wind farms Bałtyk 2 and Bałtyk 3, both being joint venture projects owned 50% by Equinor and 50% by Polenergia. The total potential value of these contracts to Cadeler is expected to be in the range of EUR 120-144 million, with operations scheduled to begin in 2027.

•	On 5 November 2024, Cadeler A/S signed the second of two firm contracts for the transportation and installation of 64 x 15MW offshore wind turbine generators (“WTGs”) as well as the foundations for the East Anglia TWO Offshore Wind Farm, being developed by ScottishPower Renewables (a member of the Iberdrola Group) off the coast of the UK. The aggregate value of these contracts to Cadeler is projected to fall within the range of EUR 360 – 382 million. The offshore works are set to commence in 2027 and will see the use of one of Cadeler’s newbuild A-class vessels as well as an O-class vessel.

In addition, Cadeler has entered into several firm contracts, with multiple customers, for the provision of operations & maintenance (O&M) services. The value of these contracts is reflected in the order backlog.

Vessel Reservation Agreements (VRAs) are not included in the contract backlog. Since 30 June 2024 multiple VRAs have been concluded, including a notable VRA with an undisclosed customer for a pipeline of wind projects in the Asia-Pacific region. The aggregate potential value to Cadeler of the development pipeline to be negotiated during the pendency of that VRA is expected to be approximately EUR 200 million.

The Group’s order backlog as of the reporting date amounted to EUR 2,054 million, of which EUR 64 million pertains to contracts that the Company expects to recognise in 2024. The table below includes signed contracts as of 30 September 2024 and new contracts entered in the period from 1 October 2024 to 26 November 2024.

	Within 1	After 1
EUR million	year	year	Total
Contract backlog as of 30 September 2024
Firm	304	1,339	1,643
Subject to exercise of counterparty options	38	373	411
Total ¹	342	1,712	2,054
Contract backlog as of 26 November 2024
Additions in the period 1 October 2024 to 26 November 2024:
Firm	34	284	318
Subject to exercise of counterparty options	-	14	14
Total ²	376	2,010	2,386

As of 1 January 2024, Cadeler changed the definition of contract backlog and, from that date, has presented options measured at 100% of contract value (previously: 50% of contract value).

This earnings release report for the period from 1 January to 30 September 2024 is neither audited nor reviewed.

1 As of 30 September 2024, 86.9% of the contract backlog (an aggregate of EUR 1,784 million) related to projects for which the relevant counterparty had taken a positive final investment decision (FID), and an aggregate of EUR 270 million remained subject to counterparty FID. This refers to both firm and option line items.

2 As of the date of this earnings release, 88.7% of the contract backlog (an aggregate of EUR 2,116 million) relates to projects for which the relevant counterparty has taken a positive final investment decision (FID), and an aggregate of EUR 270 million remains subject to counterparty FID.

Interim Condensed Consolidated Statement of Profit and Loss and Other Comprehensive Income

EUR’000	9M 2024	9M 2023
Revenue	162,785	91,188
Cost of sales	(90,496)	(41,044)
Gross profit	72,289	50,144
Other operating income and expenses	1,348	-
Administrative expenses	(41,796)	(20,043)
Operating profit	31,841	30,101

Finance income	3,127	726
Finance costs	(5,541)	(628)
Profit before income tax	29,427	30,199

Income tax expense	(1,611)	-
Profit for the period	27,816	30,199
Profit for the period attributable to:
Equity holders of the parent	27,816	30,199

Earnings per share
Basic, profit for the period attributable to ordinary equity holders of the parent (EUR per share)	0.08	0.15
Diluted, profit for the period attributable to ordinary equity holders of the parent (EUR per share)	0.08	0.15

EUR’000	9M 2024	9M 2023
Other comprehensive income Items that may be reclassified to profit or loss
Exchange differences on translation of foreign operations	(7,068)	-
Cash flow hedges - changes in fair value	(1,803)	6,087
Cash flow hedges - interest recycled	1,293	(235)
Cash flow hedges - cost of hedging	1,291	2,447
Other comprehensive income after tax	(6,287)	8,299
Total comprehensive income for the period, net of tax	21,529	38,498
Total comprehensive income attributable to:
Equity holders of the parent	21,529	38,498

Interim Condensed Consolidated Balance Sheet

	30 September	31 December
EUR'000	2024	2023
Intangible assets	16,720	16,947
Property, plant and equipment	1,612,704	1,085,632
Right-of-use assets	10,691	973
Leasehold deposits	1,047	1,220
Derivative assets	695	338
Total non-current assets	1,641,857	1,105,110
Inventories	1,351	1,836
Trade receivables	46,318	30,552
Contract assets	30,564	8,880
Prepayments	15,627	9,562
Current income tax receivable	-	12
Cash and cash equivalents	91,854	96,608
Total current assets	185,714	147,450
Total assets	1,827,571	1,252,560

	30 September	31 December
EUR'000	2024	2023
Share capital	47,144	41,839
Share premium	1,099,495	952,858
Treasury shares	(1,283)	-
Reserves	(34,570)	(28,283)
Retained earnings / (accumulated losses)	21,614	(7,373)
Total equity	1,132,400	959,041
Provisions	-	4,813
Lease liabilities	9,609	392
Deferred tax liabilities	10,788	10,191
Deferred charter hire income	7,465	1,778
Debt to credit institutions	546,753	204,773
Derivative liabilities	18,595	17,957
Total non-current liabilities	593,210	239,904
Trade and other payables	37,745	32,636
Current provisions	4,799	2,086
Payables to related parties	150	162
Current deferred charter hire income	22,760	12,103
Current lease liabilities	1,155	601
Current income tax liabilities	369	1,224
Current debt to credit institutions	32,568	799
Current derivative liabilities	2,415	4,004
Total current liabilities	101,961	53,615
Total liabilities	695,171	293,519
Total equity and liabilities	1,827,571	1,252,560

Interim Condensed Consolidated Statement of Changes in Equity

				Reserves
EUR’000	Share capital	Share premium	Treasury shares	Hedging reserves	Cost of hedging reserves	Foreign currency translation reserve	(Accumulated losses)/ retained earnings	Total
2024
1 January 2024	41,839	952,858	-	(17,938)	(3,621)	(6,724)	(7,373)	959,041
Profit for the period	-	-	-	-	-	-	27,816	27,816
Other comprehensive income for the period	-	-	-	(510)	1,291	(7,068)	-	(6,287)
Total comprehensive profit for the period	-	-	-	(510)	1,291	(7,068)	27,816	21,529
Capital increase February 2024	5,301	149,567	-	-	-	-	-	154,868
Costs incurred in connection with February
2024 capital increase	-	(3,014)	-	-	-	-	-	(3,014)
Capital increase June 2024	4	84	-	-	-	-	-	88
Treasury shares	-	-	(1,283)	-	-	-	-	(1,283)
Share-based payments	-	-	-	-	-	-	1,171	1,171
30 September 2024	47,144	1,099,495	(1,283)	(18,448)	(2,330)	(13,792)	21,614	1,132,400
2023
1 January 2023	26,575	509,542	-	1,343	-	-	3,108	540,568
Profit for the period	-	-	-	-	-	-	30,199	30,199
Other comprehensive income for the period	-	-	-	5,852	2,447	-	-	8,299
Total comprehensive profit for the period	-	-	-	5,852	2,447	-	30,199	38,498
Costs incurred in connection with listing	-	(3,135)	-	-	-	-	-	(3,135)
Share-based payments	-	-	-	-	-		959	959
30 September 2023	26,575	506,407	-	7,195	2,447	-	34,266	576,890

Interim Condensed Consolidated Statement of Cash Flows

EUR’000	9M 2024	9M 2023
Cash flow from operating activities
Profit for the period	27,816	30,199
Adjustments for:
Depreciation and amortisation	32,992	13,516
Impairment of fixed assets	-	1,614
Finance income	(2,829)	-
Interest expenses	327	741
Finance costs	3,271	-
Income tax expense	1,606	-
Fair value change of derivative instruments through profit or loss	(403)	(421)
Share-based payment expenses	1,171	959
	63,951	46,608
Changes in working capital:
Inventories	487	(879)
Trade receivables and contract assets	(42,565)	(8,912)
Trade and other payables	7,598	4,036
Provisions	(2,156)	-
Payables to related parties	(11)	(88)
Deferred charter hire income	16,384	12,083
Net change in working capital	(20,263)	6,240
Income tax paid	(1,747)	-
Interest received	2,829	-
Net cash provided by operating activities	44,770	52,848

Interim Condensed Consolidated Statement of Cash Flows

Continued from previous page

EUR’000	9M 2024	9M 2023
Cash flow from investing activities
Additions to property, plant and equipment	(549,197)	(25,154)
Disposal of property, plant and equipment	-	1,800
Additions to intangible assets	(69)	(31)
Leasehold deposits	173	-
Net cash used in investing activities	(549,092)	(23,385)

Cash flow from financing activities
Principal repayment of lease liabilities	(1,330)	(259)
Interest paid	(10,155)	(4,672)
Proceeds from issue of share capital	154,956	-
Repurchase of treasury shares	(1,283)	-
Transactional costs on issues of shares	(3,014)	(3,135)
Bank charges	(3,056)	(1,000)
Proceeds from borrowing net of bank fees (of EUR 15.8 million in 9M 2024)	369,455	-
Repayment of loan	(3,125)	-
Net cash provided by/(used in) financing activities	502,448	(9,066)

Net (decrease)/increase in cash and cash equivalents	(1,874)	20,397
Cash and cash equivalents at beginning of the period	96,608	19,012
Effect of exchange rate on cash and cash equivalents	(2,880)	-
Cash and cash equivalents at end of the period	91,854	39,409

Forward-Looking Statements

Cadeler’s Annual Report and Third Quarter Earnings Release contain certain forward-looking statements relating to the business, financial performance, and results of the Company and/or the industry in which it operates.

Forward-looking statements concern future circumstances and results and other statements that are not historical facts, sometimes identified by the words “believes”, “expects”, "predicts", "intends", "projects", "plans", "estimates", "aims", "foresees", "anticipates", "targets", and similar expressions. The forward-looking statements contained in the Annual Report and Third Quarter Earnings Release, including assumptions, opinions and views of the Company or cited from third party sources are solely opinions and forecasts which are subject to risks, uncertainties and other factors that may cause actual events to differ materially from any anticipated development. Such factors may for example include a change in the price of raw materials.

None of the Company, any of its subsidiaries or shareholders or any of such person’s officers, director’s or employees provides any assurance that the assumptions underlying these forward-looking statements are free from errors, nor do they accept any responsibility for the future accuracy of the opinions expressed in the Annual Report or Third Quarter Earnings Release or the actual occurrence of the forecast developments.

The Company assumes no obligation, except as required by law, to update any forward-looking statements or to conform these forward-looking statements to its actual results.

The Annual Report and Third Quarter Earnings Release contain information obtained from third parties. You are advised that such third-party information has not been prepared specifically for inclusion in the Annual Report or Third Quarter Earnings Release and the Company has not undertaken any independent investigation to confirm the accuracy or completeness of such information.

Several other factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by statements and information in the Annual Report or Third Quarter Earnings Release.

Should any risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the Annual Report or Third Quarter Earnings Release.

No representation or warranty (express or implied) is made as to, and no reliance should be placed on, any information, including projections, estimates, targets and opinions, contained herein, and no liability whatsoever is accepted as to any errors, omissions or misstatements contained herein, and, accordingly, none of the Company, any of its subsidiaries or shareholders or any of such persons’ officers, directors or employees accept any liability whatsoever arising directly or indirectly from the use of the Annual Report or Third Quarter Earnings Release.

Alternative Performance Measures

Non-IFRS Financial Measures

To supplement its financial information presented in accordance with IFRS, the Group uses certain non-IFRS metrics, including EBITDA, when measuring performance, including when measuring current period results of operations against prior periods. Because of its non-standardised definition, these non-IFRS measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These supplemental non-IFRS measures are presented solely to permit investors to more fully understand how the Group Management assesses underlying performance.

These supplemental non-IFRS measures are not, and should not, be viewed as a substitute for IFRS measures. Management believes the presentation of these non-IFRS measures provides investors with greater transparency and supplemental data relating to the Group’s financial condition and results of operations, and therefore a more complete understanding of factors affecting its business and operating performance. In addition, Management believes the presentation of these non-IFRS measures is useful to investors for period-to-period comparison of results as the items may reflect certain unique and/or non-operating items such as asset sales, write-offs, contract termination costs or items outside of Management’s control.

As a performance measure, the Group uses EBITDA: Earnings before interest, tax, depreciation, amortisation, and foreign exchange gains/losses.

EBITDA is calculated as shown below:

EUR’000	9M 2024	9M 2023
Operating profit as reported in the statement of profit and
loss	31,841	30,101
Right-of-use asset amortisation	1,051	288
Depreciation and amortisation	37,266	17,463
Impairment of property, plant and equipment	-	1,614
EBITDA	70,158	49,466
Transactional costs	-	3,827
Adjusted EBITDA	70,158	53,293

The Company defines adjusted EBITDA as EBITDA net of transactional costs. Transactional costs comprise significant unusual and/or infrequently occurring items that are not attributable to Cadeler’s normal operations.

As of 30 September 2023, transactional costs include all costs related to the business combination with Eneti closed on 19 December 2023, such as advisory, legal and consulting fees.

CADELER
LIEBHERR

Cadeler
Kalvebod Brygge 43
DK–1560 Copenhagen V
Denmark

+45 3246 3100

www.cadeler.com

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